Supplement Dated January 13, 2023
To The Notice Documents Dated April 25, 2022 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE II®, PERSPECTIVE ADVISORY®, and PERSPECTIVE REWARDS FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY®
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and PERSPECTIVE FOCUS® and
PERSPECTIVE FIXED AND VARIABLE ANNUITIES, and CURIANGARDSM SIMPLIFIED RETIREMENT ANNUITY

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice documents for future reference. To obtain an additional copy of a notice document, please contact us at our Jackson of NY Service Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

➢    Effective January 1, 2023, pursuant to the newly passed SECURE 2.0 Act of 2022, the age at which you must begin taking your Required Minimum Distributions (“RMDs”) from your tax-qualified contract has increased from 72 to 73. This change in triggering age for taking RMDs applies to you if you will attain age 72 after December 31, 2022. If you have reached age 72 prior to January 1, 2023, you are still required to use age 72 as the triggering age for RMDs.

You may wish to consult with your financial professional or personal tax advisor if you are impacted by this change.
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(To be used with JMV7698NYGWND 04/22, NV5869GWND 04/22, JMV17955NYGWND 04/22, NV5526GWND 04/22, NV4224WFGWND 04/22, JMV17183NYGWND 04/22, NV3174GWND 04/22, NV3174CEGWND 04/22, NMV2731GWND 04/22, NV3784GWND 04/22, and NV6016GWND 04/22)

VPS00004 01/23